UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 30, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $4,000,000 Callable CMS Steepener Notes due September 30, 2031

•                  $1,600,000 Floored Callable Fixed-to-Floating Rate Notes due October 1, 2026

•                  $500,000 Buffered SuperTrackSM Notes due July 31, 2012 Linked to the Performance of the SPDR® S&P MidCap 400® ETF Trust

•                  $500,000 Buffered SuperTrackSM Notes due July 31, 2012 Linked to the Performance of the iShares® MSCI Emerging Markets Index Fund

•                  $1,961,000 Buffered SuperTrackSM Notes due September 30, 2013 Linked to the Performance of the iShares® Dow Jones U.S. Real Estate Index Fund

•                  $500,000 Buffered Super TrackSM Notes due July 31, 2012 Linked to the Performance of the S&P 500® Index

•                  $500,000 Buffered SuperTrackSM Notes due July 31, 2012 Linked to the Performance of the iShares® MSCI EAFE Index Fund

•                  $1,000,000 Notes due September 29, 2017 Linked to the Performance of the S&P BRIC 40 Index

•                  $786,000 Notes linked to the Barclays Capital Voyager II DJ-UBSCISM Total Return Index Due September 30, 2016

•                  $492,000 Notes linked to the Barclays Capital Voyager III DJ-UBSCISM Excess Return Index due October 2, 2013

•                  $1,896,000 Notes linked to the Barclays Capital Voyager III DJ-UBSCISM Total Return Index Due September 30, 2016

•                  $12,044,000 Callable Step Up Fixed Rate Notes due September 30, 2036

•                  $2,278,000 Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures IndexTM Due September 30, 2014

•                  $400,000 8.75% Exchangeable Notes due March 30, 2012 (Linked to the Class A Common Stock of Google Inc.)

•                  $100,000 13.00% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Las Vegas Sands Corporation)

•                  $300,000 13.60% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Prudential Financial Inc.)

•                  $100,000 16.25% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of United States Steel Corporation)

•                  $100,000 11.90% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Alcoa Inc.)

•                  $100,000 11.90% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Halliburton Company)

•                  $100,000 15.00% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Citigroup, Inc.)

•                  $750,000 19.00% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of Bank of America Corporation)

•                  $12,775,000 Callable Yield Notes due April 2, 2013 Linked to the Lesser Return of the S&P 500® Index and the iShares® MSCI EAFE Index Fund

•                  $2,160,000 AutoCallable Yield Notes due March 30, 2012 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

•                  $85,000 Annual Reset Coupon Buffered Notes due September 30, 2016 Linked to the S&P 500® Index

•                  $2,440,000 Annual Reset Coupon Buffered Notes due September 30, 2014 Linked to the S&P 500® Index

•                  $1,000,000 9.00% Exchangeable Notes due January 30, 2012 (Linked to the Common Stock of Amazon.com, Inc.)

•                  $1,239,820 Buffered Return Optimization Securities Linked to the S&P 500® Index due September 30, 2013

•                  $200,000 11.00% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Noble Corporation)

•                  $100,000 12.00% Exchangeable Notes due September 28, 2012 (Linked to the Common

Stock of Ford Motor Co.)

•                  $650,000 10.25% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of JP Morgan Chase & Co.)

•                  $100,000 8.50% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Emerson Electric Co.)

•                  $100,000 9.25% Exchangeable Notes due September 28, 2012 (Linked to the Common Stock of Intel Corporation)

•                  $550,000 11.50% Exchangeable Notes due March 30, 2012 (Linked to the Common Stock of American Express Company)

•                  $1,100,000 Buffered SuperTrackSM Digital Notes due March 28, 2013 Linked to the Performance of the Russell 2000® Index

•                  $1,000,000 Notes due October 3, 2017 Linked to the Performance of the S&P 500® Index

•                  $1,825,000 Callable Yield Notes due April 2, 2013 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: September 30, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director